Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 26, 2015

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                             Virtu Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 26, 2014
File No. 333-194473

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company” or “Virtu”), we hereby submit the accompanying changed pages (the “Changed Pages”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from (i) the changed pages submitted via correspondence to the Securities and Exchange Commission (the “Commission”) on April 10, 2014 or (ii) the Registration Statement filed with the Commission on March 27, 2014, as applicable.

The Changed Pages reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Suzanne Hayes, dated April 18, 2014 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, except for page references appearing in the headings and Staff comments below (which are references to the changed pages submitted via correspondence to the Commission on April 10, 2014), all page references herein correspond to the page in the accompanying Changed Pages.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

The Company has asked us to convey the following as its responses to the Staff:

General

1.                                      We note your response to comment 1.  Please expand your disclosure to include the descriptions of your trading strategies.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2 and 103 in the Changed Pages.

Unaudited Pro Forma Financial Information, page 67

2.                                      Please refer to pro forma adjustment (a).  It appears that footnote (a) should also be referenced next to the non-controlling interest line item in the column “Adjustments for this Offering and the Use of Proceeds” where currently only adjustment (d) is referenced.  Please revise, or advise.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see page 72 in the Changed Pages.

3.                                      Refer to the column titled “Adjustments for the Reorganization Transactions other than the Tax Receivable Agreements.”  Please explain to us, quantitatively and qualitatively, how you computed non-controlling interest of $336.143 million and additional paid-in capital of $6.606 million.  Additionally, given that the non-controlling interest line item is affected by two separate adjustments, please separately quantify the effect of each adjustment in the footnotes.

Response to Comment 3

Qualitatively, the adjustments to non-controlling interest and additional paid-in capital are meant to capture the reclassification of existing interests held by Virtu Pre-IPO Members into Virtu Financial Units as a result of the Reorganization Transactions, as described on Pages 8 and 9 of the Registration Statement.

As of December 31, 2013, on a pro forma basis, the non-controlling interest of $336,143 consisted of the following:

(In thousands)
Reclassification of Class A-1 redeemable membership interests into Virtu Financial Units	$127,577
Reclassification of Class A-1 membership interests into Virtu Financial Units	$19,648
Reclassification of Class A-2 membership interests into Virtu Financial Units	$256,340
Reclassification of accumulated deficit attributable to the Virtu Pre-IPO members	$(74,027)
Reclassification to additional paid-in capital	$6,605
$336,143

The additional paid-in capital of $(6,606) consists of the following:

(In thousands)
Reclassification from non-controlling interests:	$(6,605)
Issuance of Class D common stock, 80,099,355 shares at $0.00001 par value:	$(1)
$(6,606)

The $(6,605) reclassification from non-controlling interest to additional paid-in capital is made to arrive at the total non-controlling interests of $312,796 in the Pro-Forma column, which is 79.9% non-controlling interest of the total pro forma equity of $391,380.

The Registration Statement has been revised to separately quantify the effect of the adjustments. Please see page 75 in the Changed Pages.

4.                                      Please refer to pro forma footnote (c).  Tell us why you no longer deemed it appropriate to recognize the income tax payable amount of $6.619 million and the related effect on the accumulated deficit account in your Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition, similar to the presentation reflected in your letter dated March 31, 2014.

Response to Comment 4

The $6.619 million income tax payable presented in the Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition submitted to the Staff captures the estimated income tax liability of Virtu Financial as if the Reorganization Transactions and the offering had occurred on January 1, 2013. However, the Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition in the Registration Statement

only gives effect to the reorganization transactions and the other transactions as if each had occurred on December 31, 2013, in accordance with Reg. § 210.11-02 (b)(6).  Therefore, no income tax payable adjustment is necessary within the Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition if the transactions occurred on December 31, 2013. As such, the $6.619 million income tax payable was removed in the presentation reflected in the letter to the Staff dated April 10, 2014.

5.                                      Please refer to pro forma footnote (g) on page 74.  Your disclosure indicates that the anticipated cash distributions will be made prior to the consummation of the offering and funded from cash on hand, which was approximately $68.2 million as of March 31, 2014.  However, your anticipated cash distributions total $75.7 million, which exceeds your cash on hand as of March 31, 2014.  Thus, please revise your footnote disclosure to explain how you plan to fund the remaining cash distributions.

Response to Comment 5

The $68.2 million in cash on hand as of March 31, 2014 already reflected the distributions in January 2014 and March 2014 of $25.0 million and $20.0 million, respectively.  Therefore, the Company had $68.2 million in cash on hand to fund the remaining anticipated post-IPO cash distribution of $30.7 million.  The Registration Statement has been revised to clarify that prior distributions had already occurred. Please see page 73 in the Changed Pages.

6.                                      We note your response to comment six in our letter dated April 10, 2014.  You state that the deferred tax asset of $131.961 million represents the excess of the tax basis over the financial reporting basis in the Virtu Financial Units acquired from the selling Virtu Post-IPO Members and issued in connection with the Silver Lake Corp Merger.  We also note that the $6.767 million reflects the amortized amount of the deferred tax asset over the first fiscal year following its creation.  Please provide us with a quantitative reconciliation to show how the $131.961 million and $6.767 million were derived.

Response to Comment 6

As of December 31, 2013, on a pro forma basis, the deferred tax asset of $131,961 consisted of the following:

(In thousands)
Creation of deferred tax asset as a result of the selling equityholders in the Madison Tyler Transactions and future related payments under the Tax Receivable Agreements(1)	$93,930
Creation of deferred tax asset as a result of the merger of Silver Lake Corp and Virtu Merger Sub(2)	$38,031
$131,961

(1) The components of the creation of deferred tax asset as a result of the selling equityholders in the Madison Tyler Transactions and future related payments under the Tax Receivable Agreements can be further broken down into:

(In thousands)
Tax basis in excess of book basis created by the selling equityholders in the Madison Tyler Transactions	$166,983
Tax basis in excess of book basis created as a result of the future related payments under the Tax Receivable Agreements	$97,947
Total tax basis in excess of book basis	$264,930
Effective Tax Rate	35.5%
Creation of deferred tax asset as a result of the selling shareholders	$93,930

(2) The components of the creation of deferred tax asset as a result of the merger of Silver Lake Corp and Virtu Merger Sub can be further broken down into:

(In thousands)
Tax basis in excess of book basis created by Silver Lake Corp as a result of the Madison Tyler Transactions	$107,267
Effective Tax Rate	35.5%
Creation of deferred tax asset as a result of the merger of Silver Lake Corp and Virtu Merger Sub	$38,031

As of December 31, 2013, on a pro forma basis, the $6,767 in amortized amount of deferred tax asset over the first fiscal year following its creation consisted of the following:

(In thousands)
Amortization of deferred tax asset over the first fiscal year as a result of the selling equityholders in the Madison Tyler Transactions(1)	$3,866
Amortization of deferred tax asset over the first fiscal year as a result of the merger of Silver Lake Corp and Virtu Merger Sub(2)	$2,901
$6,767

(1) The components of the amortization of deferred tax asset over the first fiscal year as a result of the selling equityholders in the Madison Tyler Transactions can be further broken down into:

(In thousands)
Tax deductible over the first fiscal year as a result of the selling equityholders in the Madison Tyler Transactions	$10,904
Effective Tax Rate	35.5%
Amortization of deferred tax asset over the first fiscal year as a result of the selling equityholders the Madison Tyler Transactions	$3,866

(2) The components of amortization of deferred tax asset over the first fiscal year as a result of the merger of Silver Lake Corp and Virtu Merger Sub can be further broken down into:

(In thousands)
Tax deductible over the first fiscal year as a result of the merger of Silver Lake Corp and Virtu Merger Sub	$8,182
Effective Tax Rate	35.5%
Amortization of deferred tax asset over the first fiscal year as a result of the merger of Silver Lake Corp and Virtu Merger Sub	$2,901

7.                                      Please refer to pro forma footnote (i) on page 75.  It is disclosed that in determining the amount to recognize as the deferred tax asset, the tax basis in the units that results in the tax benefit of $178 million must be compared to the financial reporting basis in Virtu Financial Units, which includes this historical financial reporting (but not tax) goodwill, resulting in the deferred tax asset being $132 million instead of the total tax benefit of $178 million.  Please cite and provide an analysis of all of the specific guidance evaluated and considered (for example, ASC 805-740-25-8) in US GAAP to support this accounting treatment.

Response to Comment 7

ASC 805-740-25-8 provides guidance on financial accounting for goodwill that is recognized in a business combination. For tax purposes, amortization of goodwill is deductible in some tax jurisdictions. In those tax jurisdictions, the reported amount of goodwill and the tax basis of goodwill are each separated into two components as of the acquisition date for purposes of deferred tax calculations. ASC 805-740-25-8 requires goodwill to be separated into two components: the first component is equal to the lesser of goodwill for financial reporting or tax-deductible goodwill; the second component is equal to the remainder, if any, of goodwill for financial reporting or the remainder, if any, of tax-deductible goodwill.

However, as noted in the Registration Statement, the reorganization transactions are considered to be a reorganization of entities under common control. Page 12 of the Registration Statement states the following:

In addition, because Virtu Financial will be under the common control of Mr. Viola and his affiliates before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of the completion of this reorganization transactions.

Since the reorganization transactions are considered to be a reorganization of entities under common control, ASC 805 does not technically apply when determining the deferred taxes that should be recognized related to goodwill.  However, the principles contained within ASC 805-740-25-8 are consistent with the principles of ASC 740.  Deferred tax accounting relates to amounts that will be taxable or deductible in future periods, which generally occurs when the related financial reporting amount of an asset or liability is recovered or settled.  When the financial reporting amount of an asset and its tax basis are equal, there is no tax consequence from the recovery of the financial reporting amount of the asset and therefore no deferred taxes need to be recognized.  ASC 805-740-25-8 follows this principle as it relates to goodwill by noting that, for jurisdictions that allow amortization of the tax basis in goodwill, the basis in goodwill should be separated into two components.  The first component is the amount that is equal to the lesser of the tax and the financial reporting amount.  There is no temporary difference related to this amount that is equal, as there is no tax consequence of recovering a financial reporting amount for which there is an equal amount of tax basis (at inception, no gain or loss for tax).  That is consistent with ASC 740-10-05-07, which in providing the guidance related to temporary differences, states the following:

A temporary difference refers to a difference between the tax basis of an asset or liability, determined based on recognition and measurement requirements for tax positions, and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively (emphasis added).

The guidance in ASC 805-740-25-8, while applicable only to business combinations, is consistent with the general principles of ASC 740 when it sets aside the first component of goodwill (the lesser of the amortizable tax basis and the financial reporting amount of goodwill).  Per the definition of a temporary difference, at the acquisition date, there is no temporary difference related to this amount.

ASC 805-740-25-9 goes on to note that a taxable temporary difference can arise in future periods related to the “first component” as the tax basis is amortized and a basis difference opens up over time.  That same paragraph notes that when the amortizable tax basis exceeds the financial reporting amount of goodwill, the difference is a deductible temporary difference for which a deferred tax asset (“DTA”) should be recognized.  However, if the financial reporting amount of goodwill exceeds the amortizable tax basis, no deferred tax is recognized related to that difference (an exception applies).

ASC 805-740-25-9 makes it clear that in the instance of a business combination the excess of amortizable tax basis over the financial reporting amount of goodwill is a deductible temporary difference for which a DTA can be recognized.  Outside of a business combination, the general principles of ASC 740-10-05-07 would be applicable, and would similarly consider an excess of tax basis over financial reporting basis to be a deductible temporary difference.

In addition, ASC 740-10-25-54, which applies to a transaction outside of a business combination that gives rise to amortizable tax basis in goodwill, follows similar principles. ASC 740-10-25-54 states the following:

In situations in which the tax basis step up relates to goodwill that was previously not deductible, no deferred tax asset would be recorded for the increase in basis except to the extent that the newly deductible goodwill amount exceeds the remaining balance of book goodwill (emphasis added).

Consistent with the general principle paragraph of ASC 740-10-05-07 and the guidance in ASC 805-740-25-8 relating to business combinations, no deferred tax is recognized except to the extent by which the amortizable tax basis exceeds the financial reporting amount.

Based on the literature noted above, the Company only considered the amount by which the amortizable tax basis exceeded the financial reporting basis in goodwill when measuring its deferred tax asset related to goodwill.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Very truly yours,

/s/ JOHN C. KENNEDY

John C. Kennedy

cc:                                Douglas A. Cifu

Virtu Financial, Inc.

Michael Kaplan, Esq.

Davis Polk & Wardwell LLP